SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

American Learning Corporation
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

025144 10 6
(CUSIP Number)

Mr. Gary Gelman
American Claims Evaluation, Inc.
One Jericho Plaza
Jericho, New York 11753
Telephone (516) 938-8000
(Name, Address and Telephone Number of Person Authorized to Received Notices
and Communications)

January 3, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 025144 10 6

1)		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Edward & Michael Gelman 2008 Trust

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐
(b)☐
3)		SEC USE ONLY

4)		SOURCE OF FUNDS (SEE INSTRUCTIONS)

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF	7)	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D
CUSIP No. 025144 10 6

1)		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gary Gelman

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3)		SEC USE ONLY

4)		SOURCE OF FUNDS (SEE INSTRUCTIONS)

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7)	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

The Edward & Michael Gelman 2008 Trust hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on August 8, 2008, as amended by Amendment No. 1 filed with the SEC on December 17, 2008.

This Schedule relates to the common stock, par value $.01 per share (the "Common Stock"), of American Learning Corporation (formerly American Claims Evaluation, Inc.), a New York corporation (the "Issuer").

 “Item 5.         Interest in Securities of the Issuer.

Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“(a)           On January 3, 2012, the Trust sold 1,000,000 shares of Common Stock to Gary Gelman for an aggregate price of $2,000,000 or $2.00 per share (the “Sale”).  As a result of the Sale, neither the Trust nor the Investment Trustee (in his capacity as Investment Trustee) beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) any shares of Common Stock.”

Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“(b)           As a result of the Sale, neither the Trust nor the Investment Trustee (in his capacity as Investment Trustee) has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of any shares of Common Stock.”

Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“(c)           Except for the Sale on January 3, 2012, neither the Trust nor the Investment Trustee (in his capacity as Investment Trustee) effected any transactions in the Common Stock during the past sixty days.”

Item 5(e) of the Schedule is hereby added as follows:

“(e)  The Trust and the Investment Trustee (acting in his capacity as Investment Trustee) ceased to be the beneficial owner of more than five percent of the Common Stock on January 3, 2012.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2012

THE EDWARD & MICHAEL GELMAN 2008 TRUST

By:	/s/ Gary Gelman
Gary Gelman
Investment Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2012
/s/ Gary Gelman
Gary Gelman